Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X                Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                      No      X

Gemplus International SA

GEMPLUS INTERNATIONAL SA
Gemplus Announces Expected Results for Fiscal Year 2005
Luxembourg, January 19, 2006 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, announces today a revision of its earnings expectations.
Revenue for the fourth quarter 2005 is now expected to be around 262 million euros. Therefore, for the fiscal year 2005, the Company anticipates revenue of around 939 million euros, versus revenue of 865 million euros in 2004. This compares with the guidance of about 950 million euros provided in early December 2005. This revision can be attributed mainly to a quality issue with a specific chip.
Operating margin for the fiscal year 2005 is now expected to be around 7% versus 3% in 2004. This compares with the guidance previously provided of approximately 8%. This revision is also due mainly to this quality issue.
This one-time event does not change the Company’s mid-term target of 10% operating margin in 2007. The Company expects in 2006 continuous improvement of its performance in line with the midterm objective. Corrective measures related to the quality issue have been immediately taken together with the concerned supplier and our customers.
Gemplus plans to announce its fourth quarter and fiscal year 2005 results on February 9, 2006 before the markets open.
Forward-Looking Information
The estimated results in this announcement constitute “forward-looking” information within the meaning of the United States securities laws. Actual results for the Company’s fourth quarter of 2005 could materially differ from those estimated or forecast depending on a number of factors, such as whether all orders included in estimated revenues meet the company’s revenue recognition requirements, the adequacy of estimated expense accruals and reserves, and quarter end adjustments arising from the customary review by management and the company’s independent auditors.
The matters discussed in this press release also involve risks and uncertainties described from time to time in Gemplus’s filings with the United States Securities and Exchange Commission (SEC). In particular, see “Risk Factors”, “Special Note Regarding Forward-Looking Statements” and “Quantitative and Qualitative Disclosures About Market Risks” in the most recent Annual Report on Form 20-F for the year ended December 31, 2004 and the most recent Reports on Form 6-K relating to quarterly periods, which are on file with the SEC. These documents contain and identify important factors that could cause the actual results to differ materially from those contained herein.
About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest 2005, Frost & Sullivan, Datamonitor). It has sold over 5.5 billion smart cards.
Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.
Gemplus’ revenue in 2004 was 865 million Euros.
www.gemplus.com

Gemplus International SA

For more information:

Press	Investor Relations
Gemplus	Gemplus
Remi Calvet	Céline Berthier
Mob. : +33 (0) 6 22 72 81 58	Tél. : +41 (0) 22 544 5054
Email : remi.calvet@gemplus.com	Email : celine.berthier@gemplus.com
Edelman	Fineo
Frédéric Boullard
Tél. : +33 (0) 1 56 69 73 95	Tél : +33 (0) 1 56 33 32 31
Email : frederic.boullard@edelman.com	Email : investors@gemplus.com

©2006 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 19 January, 2006	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer